April 29, 2011	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust II (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 43 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on March 2, 2011 relating to the Managers Fixed Income Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

Prospectus

1. Comment: Under “Summary of the Fund – Principal Investment Strategies,” with respect to the Fund’s disclosure that it may invest up to 20% of its net assets in equity securities, please provide further disclosure, if applicable, regarding any principal characteristics of such equity securities (e.g., market capitalization range, value or growth orientation, etc.). In addition, if any such characteristics are disclosed, please provide appropriate corresponding risk disclosure.

Response: The Fund has no present intention to invest as a principal investment strategy in equity securities of any particular capitalization range or style. Accordingly, the disclosure will be revised as follows (with the revisions underlined):

The Fund may invest up to 20% of its net assets in equity securities of any capitalization range, including foreign and domestic common and preferred stocks, as well as warrants and other equity instruments.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda